Exhibit 99.3
Unaudited Condensed Interim Consolidated Financial Statements of
Concordia International Corp. (formerly Concordia Healthcare Corp.)
September 30, 2016

[2]

Concordia International Corp.
Unaudited Condensed Interim Consolidated Balance Sheets
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

As at	Sep 30, 2016	Dec 31, 2015
Assets
Current
Cash and cash equivalents	162,616	155,448
Accounts receivable (Note 5)	189,002	193,194
Inventory (Note 6)	95,118	100,613
Prepaid expenses	11,168	10,820
Income taxes recoverable	3,925	6,175
Other current assets	15,415	15,945
	477,244	482,195
Intangible assets (Notes 4 and 7)	2,995,833	3,961,742
Goodwill (Notes 4 and 8)	746,777	824,529
Fixed assets	5,701	5,053
Deferred income tax assets	659	2,271
Other assets (Note 24)	3,481	6,469
Total Assets	4,229,695	5,282,259

Liabilities
Current
Accounts payable and accrued liabilities	157,354	158,486
Provisions (Note 9)	22,598	32,729
Dividend payable	—	3,825
Income taxes payable	48,204	41,987
Current portion of long-term debt (Note 12)	37,196	18,745
Current portion of purchase consideration payable (Note 19)	201,621	253,600
	466,973	509,372
Long-term debt (Note 12)	3,205,693	3,302,581
Purchase consideration payable (Note 19)	34,651	39,342
Deferred income tax liabilities	219,135	274,102
Derivative financial instrument (Note 11 & 19)	1,623	—
Other long-term liabilities	315	401
Other liabilities (Note 24)	256	253
Total Liabilities	3,928,646	4,126,051

Shareholders' Equity
Share capital (Note 13)	1,275,151	1,274,472
Contributed surplus	48,625	23,556
Accumulated other comprehensive loss	(327,003)	(104,293)
Deficit	(695,724)	(37,527)
Total Shareholders' Equity	301,049	1,156,208
Total Liabilities and Shareholders' Equity	4,229,695	5,282,259

Commitments and contingencies (Note 17)

Approved and authorized for issue by the Board of Directors on November 7, 2016.

"Rochelle Fuhrmann"	"Mark Thompson"
Director (Signed)	Director (Signed)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

[3]

Concordia International Corp.
Unaudited Condensed Interim Consolidated Statements of Income (Loss)
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Three months ended		Nine months ended
	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
Revenue	185,504	93,005	645,751	202,316
Cost of sales (Notes 6 & 23)	48,470	8,052	171,258	18,113
Gross profit	137,034	84,953	474,493	184,203

Operating expenses (Note 23)
General and administrative	14,404	5,677	42,887	18,016
Selling and marketing	11,023	5,562	37,884	12,491
Research and development	8,669	2,338	27,104	8,130
Acquisition related, restructuring and other	4,251	6,652	15,659	19,608
Share-based compensation (Note 15)	10,069	5,259	27,315	10,231
Exchange listing expenses	—	326	—	900
Amortization of intangible assets (Note 7)	42,715	14,260	141,671	34,180
Impairments (Note 7 & 8)	3,062	—	570,138	—
Depreciation expense	528	33	1,427	105
Change in fair value of purchase consideration	(323)	287	14,290	1,904
Total operating expenses	94,398	40,394	878,375	105,565

Operating income (loss) from continuing operations	42,636	44,559	(403,882)	78,638

Other income and expense
Interest and accretion expense (Note 12)	72,352	36,507	208,948	63,847
Interest income on derivative contract liability (Note 11)	(5,043)	—	(5,043)	—
Unrealized loss on derivative contract liability	—	5,487	—	5,487
Foreign exchange loss (gain)	(3,489)	(42)	(5,029)	(324)
Unrealized foreign exchange loss (gain)	59,155	—	45,902	—
Litigation settlement (Note 17)	—	—	13,463	—
Realized loss on foreign exchange forward contract	—	—	—	5,126
Income (loss) from continuing operations before tax	(80,339)	2,607	(662,123)	4,502

Income taxes (Note 10)
Current	10,060	488	29,983	958
Deferred	(15,252)	584	(41,774)	1,475
Net income (loss) from continuing operations	(75,147)	1,535	(650,332)	2,069

Net income (loss) from discontinued operations (Note 24)	216	(5,927)	(213)	(1,348)
Net income (loss) for the period	(74,931)	(4,392)	(650,545)	721

Earnings (loss) per share, from continuing operations (Note 14)
Basic earnings (loss) per share	(1.47)	0.04	(12.75)	0.06
Diluted earnings (loss) per share	(1.47)	0.04	(12.75)	0.06

Earnings (loss) per share, including discontinuing operations (Note 14)
Basic earnings (loss) per share	(1.47)	(0.13)	(12.75)	0.02
Diluted earnings (loss) per share	(1.47)	(0.13)	(12.75)	0.02

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

[4]

Concordia International Corp.
Unaudited Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Three months ended		Nine months ended
	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
Net income (loss) for the period	(74,931)	(4,392)	(650,545)	721

Other comprehensive income (loss), net of tax
Amounts that will be reclassified to consolidated statement of income (loss)
Cumulative translation adjustment	(16,757)	(28,913)	(296,634)	(29,190)
Net investment hedge of GBP denominated loans (net of taxes of $2,529 and $11,385)	16,849	—	75,547	—
Cross currency derivative financial instrument (net of tax) (Note 11)	(1,623)	—	(1,623)	—
Other comprehensive loss for the period, net of tax	(1,531)	(28,913)	(222,710)	(29,190)
Total comprehensive loss for the period	(76,462)	(33,305)	(873,255)	(28,469)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

[5]

Concordia International Corp.
Unaudited Condensed Interim Consolidated Statements of Changes in Equity
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Share Capital
	Number of Shares	Amount	Contributed Surplus	Accumulated Other Comprehensive Loss	Retained Earnings/(Deficit)	Total Shareholders' Equity
Balances, January 1, 2015	28,861,239	247,035	5,028	(274)	5,761	257,550
Issuance of Common Stock	12,329,428	783,932	—	—	—	783,932
Dividends	—	—	—	—	(7,895)	(7,895)
Exercise and vesting of stock based compensation (Note 15)	1,156,209	11,396	(5,725)	—	—	5,671
Share based compensation expense (Note 15)	—	—	10,281	—	—	10,281
Taxes for share based compensation	—	—	8,127	—	—	8,127
Fair value change in foreign currency hedge contracts	—	—	—	(28,913)	—	(28,913)
Net income for the period	—	—	—	—	721	721
Cumulative translation adjustment	—	—	—	(277)	—	(277)
Balances, September 30, 2015	42,346,876	1,042,363	17,711	(29,464)	(1,413)	1,029,197

Balances, January 1, 2016	50,994,397	1,274,472	23,556	(104,293)	(37,527)	1,156,208
Dividends	—	—	—	—	(7,652)	(7,652)
Exercise and vesting of stock based compensation (Note 15)	22,607	679	(507)	—	—	172
Share based compensation expense (Note 15)	—	—	27,315	—	—	27,315
Taxes for share based compensation	—	—	(1,739)	—	—	(1,739)
Net loss for the period	—	—	—	—	(650,545)	(650,545)
Net investment hedge of GBP denominated loans (net of taxes of $11,385)	—	—	—	75,547	—	75,547
Cross currency derivative financial instrument (Note 11)				(1,623)		(1,623)
Cumulative translation adjustment	—	—	—	(296,634)	—	(296,634)
Balances, September 30, 2016	51,017,004	1,275,151	48,625	(327,003)	(695,724)	301,049

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

[6]

Concordia International Corp.
Unaudited Condensed Interim Consolidated Statements of Cash Flows
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Nine months ended
	Sep 30, 2016	Sep 30, 2015
Cash flows from operating activities
Net income (loss) from continuing operations	(650,332)	2,069
Adjustments to reconcile net income to net cash flows from operating activities:
Interest and accretion expense (Note 12)	208,948	63,847
Interest income	(5,043)	—
Depreciation and amortization	143,098	34,285
Share based compensation expense (Note 15)	27,315	10,231
Non-cash inventory fair value adjustments (Note 6)	21,018	—
Fair value adjustments	14,290	1,904
Impairment (Note 7 and 8)	570,138	—
Income tax (recovery) expense	(11,791)	2,433
Realized loss on foreign exchange forward contract	—	5,126
Unrealized loss on foreign exchange forward contract	—	5,487
Unrealized foreign exchange loss	45,902	—
Contingent consideration paid (Note 19)	(6,013)	(394)
Income taxes paid	(15,045)	(15,810)
Other non-cash expense	—	400
Changes in non-cash working capital (Note 25)	(32,663)	(41,691)
Cash flows from operating activities - continuing operations	309,822	67,887
Cash flows from operating activities - discontinued operations	3,251	768
Net cash flows from operating activities - continuing and discontinued operations	313,073	68,655
Cash flows used in investing activities
Purchase consideration paid	(28,129)	(1,200,000)
Purchase of fixed assets and capitalised development costs	(9,981)	(211)
Interest earned	739	—
Cash flows used in investing activities - continuing operations	(37,371)	(1,200,211)
Cash flows used in investing activities - discontinued operations	—	(829)
Net cash flows used in investing activities - continuing and discontinued operations	(37,371)	(1,201,040)
Cash flows used in financing activities
Proceeds from credit facilities	—	1,310,000
Deferred financing costs	(5,062)	(46,714)
Proceeds from exercise of options	104	5,671
Payment of long-term debt	(13,906)	(262,188)
Net proceeds from issuance of common shares	—	783,932
Loss on foreign exchange forward contract	—	(5,126)
Contingent consideration paid (Note 19)	(50,574)	—
Interest paid	(160,881)	(15,061)
Dividends paid	(11,477)	(6,884)
Net cash flows used in financing activities	(241,796)	1,763,630
Net change in cash and cash equivalents	33,906	631,245
Effects of exchange rate changes on cash and cash equivalents	(26,738)	(269)
Cash and cash equivalents, beginning of period	155,448	39,572
Cash and cash equivalents, end of period	162,616	670,548
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

[7]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

1. Description of Business and General Information

Concordia International Corp. (formerly Concordia Healthcare Corp.) (the “Company”, “Concordia” or the “Group”) is an international specialty pharmaceutical company, owning, through its subsidiaries, a diversified portfolio of branded and generic prescription products. Concordia has three reportable operating segments, which consist of Concordia North America, Concordia International and Orphan Drugs, as well as a Corporate cost centre. On April 29, 2016, the shareholders of the Company approved a name change of the Company from Concordia Healthcare Corp. to Concordia International Corp. The name change was effected by the Company on June 27, 2016.
Concordia North America, formerly the Company’s “Legacy Pharmaceuticals Division”, has a diversified product portfolio that focuses primarily on the United States pharmaceutical market. Concordia North America operations are conducted through Concordia Pharmaceuticals Inc, S.à R.L. (“CPI”). CPI has a portfolio of branded products and authorized generic contracts.
Concordia International operations are conducted through Concordia International (Jersey) Limited (formerly Amdipharm Mercury Limited) and certain of its subsidiaries (“Concordia International”). Concordia International is an international specialty pharmaceutical company, owning a diversified portfolio of branded and generic prescription products, which are sold to wholesalers, hospitals and pharmacies in over 100 countries.
Both the Concordia North America and Concordia International segments have products manufactured and sold through an out-sourced production and distribution network and marketed internationally through a combination of direct sales and local partnerships. Manufacturing is outsourced to a network of contract manufacturers.
Concordia’s Orphan Drugs segment operations are conducted through Concordia Laboratories Inc, S.à R.L. (“CLI”). CLI owns Photofrin® for the treatment of certain forms of rare cancer. In addition to the approved Orphan indications for Photofrin®, CLI is focusing on the use of Photofrin® for the treatment of lung cancer in line with its approved indications.
The Corporate cost centre consists of centralized costs incurred by the Company, as ultimate parent company of the Group.
During 2015, the Company resolved to dissolve Complete Medical Homecare, Inc. (“CMH”), and thus commenced the wind up of CMH. CMH was previously presented as the Company’s Specialty Healthcare Distribution Division (“SHD”), which distributed diabetes testing supplies and other healthcare products.
Concordia's business does not experience a significant amount of seasonal variation in demand.
The Company’s shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “CXR” and are listed for trading on the NASDAQ Global Select Market® under the symbol “CXRX”.
The registered and head office of the Company is located at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9.

[8]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

2. Significant Accounting Policies

(a)	Basis of Presentation

These condensed interim consolidated financial statements for the three and nine month periods ended September 30, 2016 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of interim financial statements including IAS 34, Interim Financial Reporting. These condensed interim consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with Concordia’s annual consolidated financial statements as at and for the year ended December 31, 2015.

The condensed interim consolidated financial statements are prepared in accordance with the accounting policies as set out in the Company’s annual consolidated financial statements as at December 31, 2015, prepared in accordance with IFRS. The presentation of these condensed interim consolidated financial statements is consistent with those annual consolidated financial statements.

The condensed interim consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars, which is also the Company’s functional currency.

The Company has provided the following additional discussion with respect to its accounting policies for revenue recognition, provisions, net investment hedge and derivative financial instruments:

(i)	Revenue Recognition

Revenue is recognized in the consolidated statement of income (loss) when goods are delivered and title has passed, at which time all the following conditions are satisfied:

•	the Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the Company; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue represents the amounts receivable after the deduction of discounts, harmonized sales tax, value-added tax, other sales taxes, allowances given, provisions for chargebacks, other price adjustments and accruals for estimated future rebates and returns.

The Company operates in a number of different geographical segments, with different markets. Further detail by segment related to revenue recognition is described below:

Concordia North America segment

Revenue within the Concordia North America segment is primarily derived from two customer groups, those being wholesalers and Authorized Generic Partners (“AG Partners”). Revenue is recognized at the time of sale to the wholesaler and AG Partners as the following revenue recognition criteria have been met; 1) the wholesalers and AG Partners are responsible for setting their sales price to the final customer and collecting on their receivables; 2) the Company can reliably measure the amount of revenue to be recognized. This includes the impact of gross to net adjustments, including expected returns, wholesaler and retail inventory levels, prescription data, current market trends, competitor activity and historical experience; 3)

[9]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

the wholesalers and AG Partners are responsible for managing their customers; and 4) costs associated with the sale have been incurred at the time the product is sold to the wholesaler and the AG Partner.

The Company also earns revenue from licensing and profit-sharing arrangements. Under these arrangements revenue is recognized on an accrual basis in accordance with the substance of the relevant agreement. Arrangements determined on a time basis are recognized on a straight-line basis over the period of the agreement. Arrangements that are based on production, sales and other measures are recognized by reference to the underlying arrangement.

Royalty income is recognized on an accrual basis in accordance with royalty agreements.

Concordia International segment

The Concordia International segment is similar to the Concordia North America segment, as revenue is recognized at the time of sale to the wholesalers, hospitals and pharmacies. The Concordia International segment is not subject to significant levels of gross to net adjustments. Revenue is recognized on either shipment or receipt by the customer depending on the contractual terms of the sales agreement.

Orphan drugs

The Orphan Drugs segment is concentrated primarily within the United States and operates through distributors. The point of revenue recognition is at the time the distributors receive the product. Revenue is recognized at this time as the distributor has no right of return, except for expired product (at which point they are entitled only to a replacement product), and takes full managerial control of the product.

(ii)	Provisions

Provisions are recognized when present (legal or constructive) obligations as a result of a past event will lead to a probable outflow of economic resources and amounts can be estimated reliably. Provisions are measured at management’s best estimate of the expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are more prevalent within the Concordia North America segment when compared to the Concordia International segment. The provision level is also subject to factors such as product mix and customer mix which may result in higher levels of gross to net adjustment. Refer to note 3 "critical accounting estimates and judgments and key sources of estimation uncertainty" in the Company’s 2015 annual financial statements, which provides further detail regarding the estimates involved in making provisions.

The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts. All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate. In those cases where the possible outflow of economic resources as a result of present obligations is considered remote, no liability has been recognized.

(iii) Net Investment Hedge

The Company has designated its Great Britain pound-sterling (GBP or £) denominated term loan (refer to note 12) as a net investment hedge with its investment in Concordia International (refer to note 4) as this loan was entered into at the time of the acquisition of Concordia International and formed part of the consideration transferred. This term loan is carried at amortized cost, however foreign currency translation adjustments of the financial liability are recorded in other comprehensive income (loss) at each reporting period on a net of tax basis, along with the associated cumulative translation adjustment associated with the hedged investment. There have been no amounts recorded in the statement of income (loss) with respect to ineffective portions of the hedge or subsequent changes from the initial designation of the net investment hedge.

[10]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

(iv) Derivative Financial Instruments

The Company's derivative financial instrument relates to a cross currency swap (refer to note 11), and is carried at fair value. The Company does not hold derivative financial instruments for trading or speculative purposes. The Company has designated the cross currency swap agreement as a qualifying hedging instrument and is accounting for it as a cash flow hedge pursuant to IAS 39, "Financial Instruments: Recognition and Measurement."
Changes in the fair values of derivative financial instruments are reported in the statement of income (loss), except for foreign currency cash flow hedges that meet the conditions for hedge accounting. The portion of the gain or loss on the hedging instruments that are determined to be an effective hedge are recognized directly in other comprehensive income, and the ineffective portion in the statement of income (loss). Gains or losses recognized in other comprehensive income are subsequently recognized in the statement of income (loss) in the same period in which the hedged underlying transaction or firm commitment is recognized in the statement of income (loss).
In order to qualify for hedge accounting, the Company is required to document in advance the relationship between the item being hedged and the hedging instrument. The Company is also required to document and demonstrate an assessment of the relationship between the hedged item and the hedging instrument, which shows that the hedge will be highly effective on an ongoing basis. This effectiveness testing is performed at the end of each reporting period to ensure that the hedge remains highly effective.

(b)	Future accounting changes

The International Accounting Standards Board has not issued any significant new accounting standards that impact the Company since the standards described in the most recent annual financial statements for the year ended December 31, 2015.

The Company is assessing the material standards described in the annual financial statements, which include IFRS 15, "Revenue from Contracts with Customers", IFRS 9, "Financial Instruments", IFRS 7, “Financial Instruments Disclosures”, IFRS 2, "Share-based Payments", and IFRS 16, “Leases” all of which have an effective implementation date beginning on, or after, January 1, 2018.

The Company continues to monitor changes to IFRS, including the amendments to IAS 1, “Presentation of Financial Statements”, and has implemented applicable IASB changes to standards, new interpretations and annual improvements, none of which had an impact on these condensed interim consolidated financial statements.

(c) Prior Period Presentation

Certain prior period balances have been re-classified to conform with the current period presentation.
3. Critical Accounting Estimates and Judgments and Key Sources of Estimation Uncertainty

The preparation of interim financial statements requires management to make a number of judgments, estimates and assumptions regarding recognition and measurement of assets, liabilities, income and expenses. Actual results may differ from these estimates.
In preparing these condensed interim consolidated financial statements, the significant judgments made by management in applying the group policies and the key sources of estimation uncertainty were the same as those applied to the consolidated annual financial statements for the year ended December 31, 2015, with the exception of the following item.

[11]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The Company’s cross currency swap is carried at fair value at each reporting date. As observable prices are not available, fair values are determined using valuation techniques that refer to observable data. The critical estimates involves in calculating the fair value are USD forward rates relative to GBP, credit spreads and credit default rates.
4. Acquisitions
Products Acquisition
On June 1, 2016, the Company, through wholly owned subsidiaries, completed the acquisition of four generic products and their associated global rights (the "Products Acquisition"). The products acquired included Sodium Feredetate oral solution for the treatment of anemia, Trazadone oral solution for the treatment of depression, and two pipeline products. The Company paid £21 million, funded through cash on hand on closing of the Products Acquisition. In addition, up to a maximum of £7 million in earn-out payments are payable in the first quarter of 2017 if certain performance and supply targets are achieved.
The purchase price allocation for the Product Acquisitions is not final as the Company is in the process of concluding on the valuation of intangible assets acquired in the Products Acquisition. The revenue and gross profit earned from the acquired products was $6,189 and $3,535, respectively, post acquisition and on a pro forma basis revenue and gross profit was approximately $11,773 and $8,867, respectively, if the Company had acquired them on January 1, 2016.
Fair Value of Consideration Transferred

Cash purchase consideration paid	30,677
Purchase consideration payable	9,691
Total Consideration	40,368

Assets Acquired

The transaction has been accounted for as a business combination under the acquisition method of accounting. The following table summarizes the estimated fair values of the assets acquired as of the acquisition date.

[12]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Amounts Recognized as of the Acquisition Date
Intangible assets (a)	37,011
Inventory (b)	3,357
Total fair value of consideration transferred	40,368
(a) Intangible assets consist of four acquired product rights with expected useful life of 7 years.
(b) Includes a non cash fair value increase to inventory of $3,080, of which $1,506 and $2,375 has been recorded in cost of sales during the three and nine month periods ended September 30, 2016, respectively.

The Concordia International (Jersey) Limited (formerly Amdipharm Mercury Limited) Acquisition
On October 21, 2015 (the “Closing Date”) the Company, through a wholly owned subsidiary, completed the acquisition of 100% of the outstanding shares of Amdipharm Mercury Limited (the “Concordia International Acquisition”) from Cinven, a European private equity firm, and certain other sellers (collectively the “Vendors”).

The Concordia International Acquisition was completed for cash consideration of approximately £800 million (with a value on the closing date of $1.24 billion), 8.49 million common shares of the Company (with a value on the closing date of $230.8 million) and daily interest on the total cash consideration, that accrued from June 30, 2015 to October 21, 2015 (with a value on the closing date of $47.7 million). In addition, the Company will pay to the Vendors a maximum cash earn-out of £144 million (with a value at closing of $206.5 million) based on Concordia International’s future gross profit over a period of 12 months from October 1, 2015. On September 30, 2016 the Company exercised its option to defer the payment of one-half of this earn-out to February 1, 2017, whereby the deferred amount will accrue interest from the date of the deferral on a daily basis at a rate of 8% per annum.

The purchase price allocation for Concordia International is not final. To date the Company has concluded on the valuation of intangible assets and continues to assess deferred income tax considerations associated with the intangible and other assets acquired through the acquisition.

Fair Value of Consideration Transferred

Cash purchase consideration paid	2,683,260
Common shares (8.49 million)	230,843
Purchase consideration payable	206,490
Total Consideration	3,120,593

Adjusted for the following:
Discharge of Concordia International long-term debt	(1,396,434)
Discharge of other transaction liabilities	(89,700)
Cash assumed on acquisition	(76,100)
Total	1,558,359

[13]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Assets Acquired and Liabilities Assumed

The transaction has been accounted for as a business combination under the acquisition method of accounting. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date, and updated through the measurement period.

	Amounts Recognized as of the Acquisition Date	Measurement period adjustments (a)	Amounts Recognized as of Sep 30, 2016
Accounts receivable (b)	114,309	—	114,309
Inventory (c)	105,235	—	105,235
Prepaid expenses and other current assets	6,234	—	6,234
Fixed assets	4,087	—	4,087
Intangible assets (d)	2,499,171	(16,303)	2,482,868
Deferred income tax assets	319	—	319
Accounts payable	(29,144)	(1,056)	(30,200)
Accrued liabilities	(67,530)	—	(67,530)
Provisions	(5,899)	—	(5,899)
Current income taxes payable	(36,467)	—	(36,467)
Contingent consideration payable (e)	(68,984)	—	(68,984)
Deferred income tax liabilities (f)	(310,431)	(6,068)	(316,499)
Long-term debt	(1,396,434)	—	(1,396,434)
Other transaction liabilities	(89,700)	—	(89,700)
Total identifiable net assets	724,766	(23,427)	701,339
Goodwill (g)	833,593	23,427	857,020
Total fair value of consideration transferred	1,558,359	—	1,558,359

(a)
The measurement period adjustments were made to reflect facts and circumstances existing as of the acquisition date, and did not result from intervening events subsequent to the acquisition date. During the measurement period, the Company recorded certain adjustments to the purchase price allocation including an increase to accounts payable of $1,056 and a decrease to intangible assets of $16,303, resulting in an associated $6,068 increase to deferred tax liabilities. The adjustments to intangible assets and associated deferred income tax liabilities were the result of finalizing certain valuation assumptions existing at the date of acquisition, including estimates of product cash flows. As a result of the above adjustments, goodwill was increased by $23,427.

(b)
The fair value of trade accounts receivable acquired was $114,309, with the gross contractual amount being $114,875, of which the Company has established an initial reserve of $566 in respect of amounts which may be uncollectible.

(c)
Includes a fair value increase to inventory of $41,951, of which $23,308 was recorded in cost of sales by December 31, 2015 and the remaining amount of $18,643 was recorded in cost of sales during the three months ended March 31, 2016.

(d)	The following table summarizes the amounts and useful lives assigned to identifiable intangible assets:

[14]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Weighted-Average Useful Lives (Years)	Amounts Recognized as of the Acquisition Date	Amounts Recognized as of Sep 30, 2016
Acquired product rights and manufacturing process	20	2,019,769	2,149,871
Distribution contracts	5	35,340	34,370
Supplier contracts	5	135,429	140,680
In-process research and development	No amortization	307,540	156,854
Other intangible assets	3-5	1,093	1,093
Total identifiable intangible assets acquired		2,499,171	2,482,868

(e)	The Company assumed contingent consideration payable of $68,984, which included the earn-out on the acquisitions previously completed by Concordia International.

(f)
Deferred income tax liabilities have been recognized in connection with intangible assets and inventory using the substantively enacted tax rates at which the temporary differences were expected to be realized as of the Closing Date.

(g)
The balance of goodwill that has been allocated to the Concordia International segment is the difference between the acquisition date fair value of the consideration transferred and the values assigned to the assets acquired and liabilities assumed. None of the goodwill is expected to be deductible for income tax purposes. The goodwill recorded represents the following:

•	cost savings and operating synergies expected to result from combining the operations of Concordia International with those of the Company;

•
the value of the continuing operations of Concordia International’s existing business (that is, the higher rate of return on the assembled net assets versus if the Company had acquired all of the net assets separately); and

•	intangible assets that do not qualify for separate recognition.
5. Accounts Receivable

As at	Sep 30, 2016	Dec 31, 2015
Accounts receivable	192,425	199,412
Allowance for doubtful accounts	(3,423)	(6,218)
Total	189,002	193,194
Bad debt write-offs of $53 were recorded during the three month period ended September 30, 2016 (2015 - $135). During the nine month period ended September 30, 2016, bad debt write-offs of $131 were recorded (2015 - $374).

[15]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

An aging of accounts receivable balances past due is as follows:

As at	Sep 30, 2016	Dec 31, 2015
Amounts past due (net of provision)
Past due 1 - 30 days	6,421	6,112
Past due 31 - 60 days	2,322	758
Past due 61 - 120 days	5,899	905
Past due more than 120 days	1,494	—
Total	16,136	7,775

Amounts past due represent accounts receivable past due based on the customer's contractual terms. The net amounts past due of $16 million, which is equivalent to 9% of the net accounts receivable balance as at September 30, 2016, has been assessed for recoverability by the Company. The majority of this balance relates to customers with a trading history with the Company, whereby no issues related to past collection on account have occurred.
6. Inventory

As at	Sep 30, 2016	Dec 31, 2015
Finished goods	72,589	89,352
Raw materials	21,567	20,444
Work in process	18,286	7,753
Obsolescence reserve	(17,324)	(16,936)
Total	95,118	100,613

Inventory costs charged to cost of sales during the three and nine month periods ended September 30, 2016 were $38,803 and $121,847, respectively (2015 - $6,221 and $15,208, respectively). The nine month expense includes $18,643 (2015 - $nil) of non-cash fair value adjustments related to inventories acquired through the Concordia International Acquisition that were recorded during the first quarter of 2016 and $1,506 and $2,375 of non-cash fair value adjustments related to inventories acquired through the Products Acquisition disclosed in note 4 which were recorded in the three and nine months ended September 30, 2016, respectively. The Company increased its reserve for obsolete inventory by $388 during the nine month period ended September 30, 2016. There were no other inventory write-downs charged to cost of sales during the three and nine month periods ended September 30, 2016 (2015 - $nil).

[16]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

7. Intangible Assets

	Acquired Product Rights and manufacturing processes	Intellectual Property	Distribution Contracts	Supplier Contracts	In-Progress R&D	All Other Intangibles	Total
As at January 1, 2016	3,478,386	29,465	32,538	124,691	295,514	1,148	3,961,742
Additions	37,359	—	—	—	2,920	870	41,149
Measurement period adjustments	130,102	—	(970)	5,251	(150,686)	—	(16,303)
Amortization	(114,762)	(1,234)	(4,605)	(19,205)	—	(1,865)	(141,671)
Impact of foreign exchange	(245,494)	—	(3,566)	(14,602)	(18,304)	(42)	(282,008)
Impairment	(567,076)	—	—	—	—	—	(567,076)
As at September 30, 2016	2,718,515	28,231	23,397	96,135	129,444	111	2,995,833

During the second quarter of 2016 and as part of the second quarter end financial close process, management determined that certain triggering events had occurred with respect to two North America segment products, Nilandron® and Plaquenil®, requiring management to perform a test for impairment. The triggering events included the July 2016 launch of a generic competitive product for Nilandron® and notification during the second quarter of 2016 from the Company's AG Partner regarding market competitive pressure associated with sales volumes and pricing with respect to Plaquenil®.
In accordance with IAS 36 - Impairments, management performed an impairment test whereby the recoverable amount was determined by the greater of a value in use model and a fair value less cost to sell model. The recoverable amount was then compared to the carry value of the intangible asset to determine the extent of the impairment to record in the period. Given the Company plans to continue to market and sell these products, a discounted cash flow model to determine the value in use was performed.
The Company has recorded a $306,189 impairment with respect to Nilandron® and a $260,887 impairment with respect to Plaquenil® in the statement of income (loss) in the nine month period ended September 30, 2016. The carrying value of Nilandron® and Plaquenil® recorded as acquired product rights intangible assets were written down to $60,654 and $271,263, respectively. There have been no reversals of impairment losses or any previous impairments recorded with respect to acquired product right intangible assets.
Key assumptions of the value in use models are as follows:
•Discount Rate: 10.4% to 11.4%
•Estimated product cash flows, including price and volume assumptions

Sensitivity analysis
An increase/decrease in the discount rate by 1% would have the impact to increase/decrease the total impairment to Nilandron® by $5,135 and $6,195, respectively and Plaquenil® by $27,101 and $33,181, respectively.
A 1% increase/decrease to the revenue growth assumptions would have the impact to decrease/increase the total impairment to Nilandron® by $5,435 and $4,510, respectively, and Plaquenil® by $31,373 and $25,819, respectively.

[17]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

8. Goodwill

As at January 1, 2016	824,529
Measurement period adjustment (Note 4)	23,427
Impairment	(3,062)
Impact of foreign exchange	(98,117)
As at September 30, 2016	746,777

During the three months ended September 30, 2016, the Company identified a triggering event requiring the Company to perform goodwill impairment testing. The triggering event was mainly the result of the decline of the Company's share price as at September 30, 2016. As a result of the impairment testing performed, the Company recorded an impairment loss of $3,062 during the three months ended September 30, 2016, representing the entire remaining amount of goodwill associated with the Concordia North America segment product acquisitions. The Company will complete their annual goodwill impairment testing during the fourth quarter of 2016.
9. Provisions
The following table describes movements in the Company’s provisions balance by nature of provision:

	Chargebacks/Medicaid/ Co-pay	Returns	Inventory management	Prompt pay	Total
As at January 1, 2016	20,880	7,538	3,495	816	32,729
Additions	77,910	17,439	16,030	5,373	116,752
Utilization	(85,466)	(19,330)	(16,636)	(5,451)	(126,883)
As at September 30, 2016	13,324	5,647	2,889	738	22,598

The closing balance relates to provisions made to estimate the liabilities arising from chargebacks, returns, rebates, co-pay and other price adjustments. Payments are expected within 12 months from the balance sheet date. Invoices received for such charges and estimates are shown in the accounts payable when received. The provision is for the uninvoiced portion of the charges and estimates.
10. Income Taxes

There have been no material changes to tax matters in connection with reporting periods prior to the publication of the Company’s annual financial statements for the year ended December 31, 2015. Refer to the ‘Income Taxes’ note in the Company’s annual financial statements for the year ended December 31, 2015 for a full description of the Company’s tax matters.

The Company is subject to income tax in numerous jurisdictions with varying tax rates. Except for the United Kingdom, which legislated a reduction of their tax rate applicable after March 31, 2020 from 18% to 17% that impacts the Company’s deferred income tax assets and liabilities, there was no material change to the statutory tax rates in the taxing jurisdictions where the majority of the Company’s income for tax purposes was earned or where its temporary differences or losses are expected to be realized or settled.

Although tax rates may not have changed materially, except as noted above, the Company’s acquisition and organic growth has resulted in a redistribution of income for tax purposes amongst taxing jurisdictions.

The Company continues to believe the amount of unrealized tax benefits appropriately reflects the uncertainty of items that are or may in the future be under discussion, audit, dispute or appeal with a tax authority or which otherwise result in uncertainty in the determination of income for tax purposes. If appropriate, an

[18]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

unrealized tax benefit will be realized in the reporting period in which the Company determines that realization is not in doubt. Where the final determined outcome is different from the Company’s estimate, such difference will impact the Company’s income taxes in the reporting period during which such determination is made.
11. Derivative financial instrument

The Company's derivative financial instrument consists of a cross currency swap contract effective August 17, 2016 (the “Currency Swap”). The Currency Swap minimizes the Company’s exposure to exchange rate fluctuations between GBP and USD.
The Currency Swap has a term through to April 15, 2023 and converts certain GBP cash flows to USD over the term of the Currency Swap, thus fixing the interest rate and exchange on GBP cash flows used to fund a portion of the interest and principal payments of the Covis Notes (refer to note 12(d)). The Currency Swap has the following terms:
•$382 million notional amount, interest received of 10.65%, semi-annual receipts of $20,681
•GBP 296.9 million notional amount, interest paid of 10.29%, semi-annual payments of GBP 15,538
•Implicit rate of foreign exchange of 1.2865 GBP/USD
•Contractual repricing on October 13, 2020
•Maturity on April 15, 2023
The Company has applied hedge accounting for the Currency Swap. The payments and receipts associated with the Currency Swap have been reflected in the condensed interim consolidated statement of income (loss) for the period within interest expense and interest income, respectively. The fair value loss of $1,623 on the Currency Swap from inception to September 30, 2016 has been reflected in other comprehensive income for the period.
During the three month period ended September 30, 2016 the Company recorded interest income of $5,043 and recorded interest expenses of $4,977 related to the Currency Swap. These amounts are presented on a gross basis, as the amounts on the contract are settled on a gross basis.
The fair value of the Currency Swap is subject to interest rate price risk resulting from market fluctuations in interest rates. The fair value of the Currency Swap is also exposed to currency risk as a portion of the contract is denominated in GBP. The impacts of changes in the interest rate and GBP/USD exchange rate on the fair value of the derivative contract are included below:

Three months ended
Sep 30, 2016
Impact of a 1% increase in interest rates on the fair value of the Currency Swap	(2,006)
Impact of a 1% decrease in interest rates on the fair value of the Currency Swap	2,182
Impact of a 10 basis point increase in the GBP/USD exchange rate on the fair value of the Currency Swap	495
Impact of a 10 basis point decrease in the GBP/USD exchange rate on the fair value of the Currency Swap	(495)

[19]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

12. Long-term Debt

As at	Sep 30, 2016	Dec 31, 2015
Term Loan Facilities (a)
- USD term loan	1,028,826	1,026,977
- GBP term loan	616,147	703,214
- Revolver	—	—
Bridge Facilities (b)	119,973	117,035
9.5% Senior Notes (c)	766,190	764,342
7% Senior Notes (d)	711,753	709,758
Carrying value	3,242,889	3,321,326
Less: current portion	(37,196)	(18,745)
Long-term portion	3,205,693	3,302,581

(a)
On the Closing Date, the Company completed the Concordia International Acquisition as discussed in note 4. To finance the Concordia International Acquisition, the Company entered into a credit agreement (the “Concordia International Credit Agreement") on October 21, 2015 pursuant to which a syndicate of lenders made available secured term loans in the aggregate amounts of $1.1 billion in one tranche (the “USD Term Loan”) and £500 million in a separate tranche (the “GBP Term Loan”, and together with the USD Term Loan, the “Term Loans”). In addition, the Concordia International Credit Agreement provides for, and made available to the Company, a secured revolving loan of up to $200 million that has not been drawn to date, that matures in October 2020.  All obligations of the Company under the Term Loans are guaranteed by all current and future material subsidiaries of the Company and include security of first priority interests in the assets of the Company and its material subsidiaries. The Term Loans mature on October 21, 2021, have variable interest rates and require quarterly principal repayments that commenced in 2016. In addition commencing in 2017, the Term Loans may require certain repayments calculated by reference to the Company’s excess cash flow as defined in the Concordia International Credit Agreement, calculated annually in respect of the prior year. Interest rates on the Term Loans are calculated based on LIBOR plus applicable margins, with a LIBOR floor of 1%. Interest expense on the Term Loans for the three and nine month periods ended September 30, 2016 was $24,706 and $75,590, respectively. The Company made principal payments of $2,750 and £1,250 on the USD Term Loan and GBP Term Loan, respectively, in the third quarter of 2016 and $8,250 and £3,750 on the USD Term Loan and GBP Term Loan, respectively, on a year to date basis.

(b)
On the Closing Date a syndicate of lenders also provided the Company with a senior unsecured equity bridge term loan facility of $135 million (the “Extended Bridge Loans”) and a senior unsecured equity bridge term loan facility of $45 million (the “Equity Bridge Loans” and together with the Extended Bridge Loans, the “Bridge Facilities”). All obligations of the Company under the Bridge Facilities, subject to certain customary exceptions, are guaranteed by all material subsidiaries of the Company. The Extended Bridge Loans have a seven year term to maturity and an interest rate of 9.5% for two years. If the Extended Bridge Loans are not repaid on or prior to October 21, 2017, the interest rate will increase to 11.5% and the lenders holding the Extended Bridge Loans will have the right to convert the Extended Bridge Loans into a five-year bond with an interest rate of 11.5%. The Equity Bridge Loans have a two year term to maturity and an interest rate of 9.5%. The Bridge Facilities can be repaid in full or in part at any time. In December 2015 the Company made a principal payment of $45,000 on the Bridge Facilities which was allocated pro rata between the outstanding principal of the Bridge Facilities. Interest expense on the Bridge Facilities was $3,264 and $9,727 for the third quarter of 2016 and year to date, respectively.

(c)
On the Closing Date, the Company issued at par $790 million 9.5% senior unsecured notes due October 21, 2022 (the “October 2015 Notes”). The October 2015 Notes require no payment of principal throughout their term. Interest on the October 2015 Notes is payable semi-annually on June 15th and December 15th of

[20]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

each year. Interest expense on the October 2015 Notes was $19,179 and $57,121 for the third quarter of 2016 and year to date, respectively.

(d)
In connection with the acquisition of a portfolio of products from Covis Pharma S.à R.L and Covis Injectables S.à R.L (the "Covis Transaction") (as described in note 4 in the Company's annual consolidated financial statements for the year ended December 31, 2015) on April 21, 2015, the Company issued at par $735 million 7.00% senior unsecured notes due April 21, 2023 (the “Covis Notes”). The Covis Notes require no payment of principal throughout their term. Interest on the Covis Notes is payable semi-annually on April 15th and October 15th of each year. Interest on the Covis Notes was $12,933 and $38,517 for the third quarter of 2016 and year to date, respectively.

The Company is currently not subject to any financial maintenance covenants under the Concordia International Credit Agreement. These financial maintenance covenants are applicable only in the event that the aggregate principal amount of outstanding revolving loans under the Concordia International Credit Agreement is greater than 30 per cent of the aggregate amount of the available revolving facility. As the Company has not drawn on the revolving facility, the financial maintenance covenants under the Concordia International Credit Agreement do not apply at this time.

The fair value of long-term debt as at September 30, 2016 was $2,893 million.

Interest expense

	Three months ended		Nine months ended
	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
Interest expense payable in cash	60,082	19,912	180,955	38,372
Currency Swap expense	4,977	—	4,977	—
Non-cash items:
Accretion of deferred financing fees	7,348	16,251	22,611	17,352
Accelerated accretion of deferred financing fees	—	—	—	7,255
Other	(55)	344	405	868
Interest and accretion expense	72,352	36,507	208,948	63,847
13. Share Capital

The Company is authorized to issue an unlimited number of common shares.

	Number of Common Shares	$
Balances as at January 1, 2016	50,994,397	1,274,472
Exercise of stock options	12,500	173
Vesting of RSUs	10,107	506
Balances as at September 30, 2016	51,017,004	1,275,151

[21]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

14. Earnings (Loss) Per Share

	Three months ended		Nine Months Ended
	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
Net Income (loss) from continuing operations for the period attributable to shareholders	(75,147)	1,535	(650,332)	2,069

Weighted average number of ordinary shares in issue	51,017,004	34,198,614	51,014,334	31,870,480
Adjustments for:
Dilutive stock options and agent warrants	203,592	823,188	390,867	761,235
Dilutive unvested shares	641,994	226,551	518,492	226,551
Weighted average number of fully diluted shares	51,862,590	35,248,353	51,923,693	32,858,266

Earnings (loss) per share, from continuing operations
Basic earnings (loss) per share	(1.47)	0.04	(12.75)	0.06
Diluted earnings (loss) per share	(1.47)	0.04	(12.75)	0.06

Earnings (loss) per share, including discontinuing operations
Basic earnings (loss) per share	(1.47)	(0.13)	(12.75)	0.02
Diluted earnings (loss) per share	(1.47)	(0.13)	(12.75)	0.02
15. Share Based Compensation

Employee Stock Option Plan
The Company has an incentive stock option plan that permits it to grant options to acquire common shares to its directors, officers, employees and others.
As at September 30, 2016, 467,716 stock options (December 31, 2015 – 471,466) were available for grant under the stock option plan.
Information with respect to stock option transactions for the period ended September 30, 2016 is as follows:

	Number of Stock Options	Weighted Average Exercise Price
Balance, January 1, 2016	2,403,985	$37.07
Granted during the period	152,500	25.06
Cancelled during the period	(148,750)	34.86
Exercised during the period	(12,500)	10.32
Balance, September 30, 2016	2,395,235	$36.60

Weighted-average exercise price of options exerciseable as at September 30, 2016		$12.13

[22]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The Black-Scholes model was used to compute option values. Key assumptions used to value the grants during the period are set forth in the table below:

Number of options granted	152,500
Market price	24.32 - 26.43
Fair value of options granted	12.63 - 13.81

Assumptions:
Risk-Free Interest Rate	1.38%
Expected Life	5
Volatility	66%
Exercise price for each of the stock options issued agreed to the market prices at the date of grant.
Volatility for options granted is derived from historical trading prices.
All the stock options issued have different vesting terms ranging from immediate vesting to vesting over a period of 3 years. Contract terms of options issued range and have a life of 7-10 years.
For the three and nine months ended September 30, 2016, the total compensation charged against income with respect to all stock options granted was $6,826 and $18,695 (2015 – $3,139 and $5,753, respectively). The compensation charged against the income statement during the three months ended September 30, 2016 includes the impact of the accelerated vesting of stock options held by the former Chief Financial Officer.
For the options exercised during the nine months ended September 30, 2016, the weighted average market price on the date of exercise was $30.04.
As at September 30, 2016 outstanding stock options were as follows:

Year of Expiry	Exercise Price	Number of Stock Options	Exercisable
2022	35.29	911,500	—
2023	3.00-25.28	252,500	106,250
2024	4.52-24.78	576,500	335,250
2025	31.78-74.12	654,735	5,000
		2,395,235	446,500

Long-Term Incentive Plan
The Company has a long-term incentive plan (“LTIP”) as disclosed in the December 31, 2015 annual financial statements. Under the terms of the LTIP, the Board of Directors may grant units (“Units”), which may be either Restricted Share Units ("RSUs") or Deferred Share Units ("DSUs") to officers, directors, employees or consultants of the Company. Each unit represents the right to receive one common share in accordance with the terms of the LTIP.
During the period the Company authorized for issuance under the LTIP a total of 423,929 RSUs with market prices between $26.43 and $29.92 with vesting terms over 3 years.
The Company authorized for issuance a total of 1,027,803 performance based RSUs on January 7, 2016 and March 24, 2016 with market prices on the date of authorization of $37.07 and $26.43, respectively. On August 8, 2016 the board of directors of the Company resolved to cancel 828,430 of these performance based RSUs (and a corresponding 6,584 RSUs paid as dividend equivalent amounts). The vesting terms and

[23]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

conditions of the remaining 199,373 performance based RSUs have not yet been determined by the Company's board of directors. Given these circumstances the Company has determined that as of September 30, 2016 there is no shared understanding of the terms and conditions of the arrangement. As such, the Company is not able to reliably estimate the fair value of these awards, and accordingly the Company has not recorded an expense for these performance based RSUs in the three and nine month periods ended September 30, 2016.
For the three and nine months ended September 30, 2016, the Company recorded share based compensation expense of $3,114 and $8,491, respectively (September 30, 2015 - $2,125 and $4,528, respectively) related to the RSUs accounted for on the basis that they will be equity-settled, with a corresponding credit to shareholders’ equity. The compensation charged against the income statement during the three months ended September 30, 2016 includes the impact of the accelerated vesting of RSUs held by the former Chief Financial Officer.

Certain performance based RSUs are subject to non-market based performance conditions. As at September 30, 2016 the Company assessed the actual and forecasted performance underlying these outstanding performance based RSUs, and based on that assessment, no vesting or expense has been recorded with respect to these performance based RSUs during the period.

The Company’s outstanding RSUs are as follows:

Number of RSUs
Balance, January 1, 2016	220,164
Issued during the period	1,463,104
Cancelled during the period	(835,014)
Vested during the period	(11,125)
Balance, September 30, 2016	837,129
16. Related Party Transactions

The Company had the following related party transactions during the three and nine month periods ended September 30, 2016 and 2015:

	Three months ended		Nine months ended
	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
Legal fees paid or payable to a firm affiliated with a director	—	26	30	30
Total	—	26	30	30

Legal fees include professional services for advice relating to intellectual property matters. As at February 9, 2016, the firm affiliated with the director ceased providing legal services to the Company, apart from clerical and administrative work related to the transfer of files.
17. Commitments and Contingencies

Lease Commitments
The Company has operating leases relating to rental commitments for its international office locations, an aircraft lease and computer and electronic equipment leases. The leases typically run for a period of months up to five years.

[24]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The below table sets forth the Company’s obligations under operating leases:

Minimum Lease Payments
2016	1,125
2017	4,238
2018	3,845
2019	3,416
2020	1,243
Thereafter	806
14,673

Guarantees
All directors and officers of the Company are indemnified by the Company for various items including, but not limited to, all costs to defend lawsuits or actions due to their association with the Company, subject to certain restrictions. The Company holds directors’ and officers’ liability insurance to mitigate the cost of any potential future lawsuits or actions.
In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, leasing contracts, license agreements, information technology agreements and various product, service, data hosting and network access agreements. These indemnification arrangements may require the applicable Concordia entity to compensate counterparties for losses incurred by the counterparties as a result of breaches in representations, covenants and warranties provided by the particular Concordia entity or as a result of litigation or other third party claims or statutory sanctions that may be suffered by the counterparties as a consequence of the relevant transaction.
In connection with the acquisition of Zonegran®, the Company guaranteed the payment, performance and discharge of the purchaser's payment and indemnification obligations under the asset purchase agreement and each ancillary agreement entered into by the purchaser in connection therewith that contained payment or indemnification obligations. Pursuant to the asset purchase agreement relating to the Covis Transaction (the "Covis Purchase Agreement"), the Company guaranteed the purchaser's obligations under the Covis Purchase Agreement. Pursuant to the share purchase agreement entered into by the Company in connection with the Concordia International Acquisition, the Company guaranteed the obligations of the purchaser under the share purchase agreement and related transaction documents.

Litigation and Arbitration
In the normal course of business the Company may be the subject of litigation claims.

The Company, Mark Thompson, the Company’s current Chief Executive Officer, Chairman and a director, and Adrian de Saldanha, the Company’s former Chief Financial Officer, are the subject of various class action complaints relating to the Company’s August 12, 2016 press release, whereby the Company revised its 2016 guidance.  The complaints allege that Concordia issued false and misleading statements to investors and/or failed to disclose that: Concordia was experiencing a substantial increase in market competition against its drug Donnatal®, and other products; as a result, Concordia’s financial results would suffer, and Concordia would be forced to suspend its dividend; and as a result Concordia’s statements about its business, operations and prospects were materially false and misleading and/or lacked a reasonable basis at all relevant times. The class action lawsuits have been consolidated into a single case.

[25]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

On October 25, 2016, the Company announced that the UK Competition and Markets Authority (CMA) commenced an investigation into various issues in relation to the UK pharmaceutical sector, and that Concordia’s International segment is part of the inquiry. The CMA’s investigation includes matters that pre-date Concordia’s ownership of the International segment, and relates to the Company’s pricing of certain products. The Company is fully cooperating with the investigation and the CMA has not reached a view as to whether or not it may proceed with its investigation to any finding of a competition law violation.

The CMA is also investigating the Company's International segment with respect to an agreement with a third party and certain subsidiaries of the Company relating to hydrocortisone tablets in the UK. The investigation also concerns a matter that pre-dates Concordia's ownership of the International segment. The Company is fully cooperating with the investigation and the CMA has not reached a view as to whether or not it may proceed with its investigation to any finding of a competition law violation.

During the second quarter of 2016, the Company agreed to settle a previously disclosed arbitration proceeding commenced by a former financial advisor to the Company, whereby the financial advisor had claimed it was owed approximately $12.3 million in connection with the Covis Transaction and $26 million in connection with the Concordia International Acquisition, plus accrued interest on such amounts. As part of the settlement, the financial advisor released all claims against the Company and the Company agreed to pay a settlement amount of $12.5 million, which has been recorded in litigation settlement along with $0.96 million associated legal costs in the three month period ended June 30, 2016.

During the first quarter of 2016, the Company became aware that a third party had notified wholesalers, through listing services, of its intent to distribute and sell what the Company believes is an illegal copy of Donnatal® in certain US regions, in a category that the FDA has typically considered unapproved and without a legal basis for marketing.  On January 6, 2016, the Company commenced a lawsuit against the third party and its principal owner claiming damages from such conduct, and on April 29, 2016 and May 3, 2016 commenced proceedings against two listing services for the continued listing of the products in their database. In May 2016, this unapproved product was introduced into certain US regions. In a similar lawsuit commenced against Method Pharmaceuticals, LLC and its principal owner, the Company received a favorable jury verdict on April 21, 2016 and was awarded damages in the amount of $733. On October 4, 2016, the Company dismissed its claim against one of the listing services on a without prejudice basis. The Company continues to pursue the undismissed lawsuits vigorously, and believes that this product has no right to be on the market given the regulatory history of Donnatal®. Donnatal® is one phenobarbital and belladonna alkaloid product that has a right to a DESI hearing and has distinct legal rights to be actively marketed.
18. Financial Risk Management
The Company’s activities expose it to certain financial risks, including currency risk, interest rate risk, credit risk and liquidity risk.
The unaudited condensed interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and therefore should be read in conjunction with the Company’s annual financial statements as at and for the year ended December 31, 2015.
Currency Risk
The Company operates primarily in USD, GBP and Euro. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations.
The table below shows the extent to which Company has monetary assets (liabilities) in currencies other than the functional currency of the Company.

[26]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

As at	Sep 30, 2016	Dec 31, 2015
Amounts in USD
GBP	136,934	145,152
Euro	15,936	12,998
Indian Rupees	9,622	12,083
Canadian Dollars	(724)	(2,082)
Other	29,221	25,679
Total	190,989	193,830

Foreign currency transaction exposures arising on internal and external trade flows are not typically hedged. The Company’s objective is to minimize the exposure of overseas operating subsidiaries to foreign currency transaction risk through the use of “natural” hedging, by matching local currency income with local currency costs where possible.
To mitigate other risks associated with foreign currency exposure, the Company employs a hedging strategy. During the three months ended September 30, 2016, the Company entered into a Currency Swap to mitigate the foreign exchange risk between the USD and GBP, refer to Note 11 for further details.

Interest Rate Risk
The long term debt which bears interest at floating rates is subject to interest rate cash flow risk resulting from market fluctuations in interest rates. Contingent consideration payable and notes payable bear interest at a fixed rate of interest, and as such are subject to interest rate price risk resulting from changes in fair value from market fluctuations in interest rates. A 1% appreciation (depreciation) in the interest rate would result in the following:

	Three months ended
	Sep 30, 2016	Sep 30, 2015
Impact of a 1% increase in interest rates for contingent purchase consideration payable on net income	(1,178)	(857)
Impact of a 1% decrease in interest rates for contingent purchase consideration payable on net income	1,255	913
Impact of a 1% increase in interest rates above LIBOR floor for long-term debt on net income	(4,727)	(3,317)
Credit Risk
The Company’s investment policies are designed to mitigate the possibility of deterioration of principal, enhance the Company’s ability to meet its liquidity needs and provide high returns within those parameters. Management monitors the collectability of accounts receivable and estimates an allowance for doubtful accounts. As at September 30, 2016, the allowance for doubtful accounts was $3,423 (December 31, 2015 – $6,218).
Concentrations of credit risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk primarily consist of accounts receivable.
The Company evaluates the recoverability of its accounts receivable on an on-going basis. As of September 30, 2016 the Company’s three largest U.S. wholesale customers account for approximately 23% or $45 million of net trade receivables and 24% or $158 million of total revenue. The Company does not consider there to be additional concentration risk within the Concordia International or Orphan Drugs segments.

[27]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Liquidity Risk
The Company has a planning and budgeting process in place to determine funds required to support the Company's normal operating requirements on an ongoing basis. Since inception, the Company has financed its cash requirements primarily through issuances of securities, short-term borrowings and issuances of long-term debt. The Company controls liquidity risk through management of working capital, cash flows and the availability and sourcing of financing.

The following tables summarize the Company’s significant contractual undiscounted cash flows as at September 30, 2016:

As at	Sep 30, 2016
Financial Instruments	< 3 months	3 to 6 months	6 months to 1 year	1 to 2 years	2 to 5 years	Thereafter	Total
Accounts payable and accrued liabilities	157,354	—	—	—	—	—	157,354
Provisions	9,948	7,648	5,002	—	—	—	22,598
Income taxes payable	5,561	6,352	36,291	—	—	—	48,204
Current portion of long-term debt	4,376	10,940	21,880	—	—	—	37,196
Long-term debt (a)	—	—	—	143,336	542,098	2,674,086	3,359,520
Interest on long-term debt	91,477	27,145	118,607	231,300	643,842	212,677	1,325,048
Current portion of purchase consideration payable	97,135	109,017	—	—	—	—	206,152
Purchase consideration payable	—	—	—	3,125	20,468	31,051	54,644
Derivative contract liability(b)	—	—	(618)	(938)	1,901	—	345
	365,851	161,102	181,162	376,823	1,208,309	2,917,814	5,211,061

(a) Long-term debt cash flows include an estimate of the minimum required annual excess cash flow sweep (refer to note 12 (a)).
(b) Derivative contract liability reflects the interest income, interest expense and notional amounts payable to and receivable from the counterparty under the contract.
19. Financial Instruments – Fair Value Estimation
Accounting classifications and fair values
The fair value of a financial asset or liability is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. For the financial assets and liabilities of the Company, the fair values have been estimated as described below:

Cash	- approximates to the carrying amount;
Long-term debt	- mainly approximates to the carrying amount in the case of floating interest rates;
Receivables and payables	- approximates to the carrying amount

The following table presents the fair value of financial assets and financial liabilities, including their levels in the fair value hierarchy:

[28]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

As at	Sep 30, 2016
	Level 1	Level 2	Level 3	Total
Financial liabilities measured at fair value through profit or loss
Contingent purchase consideration	—	—	230,487	230,487
Derivative financial instrument	—	1,623	—	1,623
	—	1,623	230,487	232,110

As at	Dec 31, 2015
	Level 1	Level 2	Level 3	Total
Financial liabilities measured at fair value through profit or loss
Contingent purchase consideration	—	—	287,538	287,538
	—	—	287,538	287,538
The current portion of purchase consideration as at September 30, 2016 is $201,621 (December 31, 2015 -$253,600).
Measurement of fair values
The following table presents the valuation techniques used in measuring Level 2 and Level 3 fair values associated with purchase consideration and derivative financial instruments, as well as the significant unobservable inputs used:

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurements
Due to former owners of Concordia International purchase consideration
As part of the consideration for the acquisition of Concordia International, the Company is obligated to pay the Vendors of Concordia International a maximum cash earn-out of £144 million based on Concordia International’s future gross profit over a period of 12 months from October 1, 2015 to September 30, 2016. Discounted cash flows: The value model considers the present value of expected payment, discounted using a risk adjusted discount rate.
		Gross profit threshold for 12 months ending September 30, 2016, subject to a cap of £144 million. Discount rate of 8%.	The estimated fair value would decrease if the annual gross profit growth rates were lower. The estimated fair value would increase/decrease if market representative interest rate was higher/(lower).

[29]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Due to former owners of Pinnacle Biologies Inc. ("Pinnacle") purchase consideration
As part of the consideration for the acquisition of Pinnacle, the Company is obligated to pay additional payments of up to $5,000 based on the achievement of certain milestones related to clinical trials. The Company is also obligated to pay additional earn-out payments equal to 15% of worldwide sales of Photofrin® in excess of $25,000 over the 10 calendar years following the Company’s acquisition of Pinnacle. Discounted cash flows: The value model considers the present value of expected payment, discounted using a risk-adjusted discount rate. The expected payment is determined by considering the possible scenarios of trial results, sales thresholds, and the amount to be paid under each scenario and the probability of each scenario.
	15% of worldwide sales of Photofrin® in excess of $25,000 over the 10 calendar years. Discount rate of 10%.	The estimated fair value would decrease if the annual gross profit growth rates were lower. The estimated fair value would increase/decrease if market representative interest rate was higher/(lower).
Due to former owners of Pinnacle purchase consideration
As part of the consideration for the acquisition of Pinnacle, the Company is obligated to make 10 annual payments of $1,000, with the first payment made on December 31, 2014. The obligation is subordinated and is not subject to interest. The obligation has been recorded at the present value of required payments with a risk adjusted discount rate.
	Discount rate of 12%.	The estimated fair value would increase/(decrease) if market representative interest rate was higher/(lower).
Focus purchase consideration
The Company assumed the Focus purchase consideration on the acquisition of Concordia International. Discounted cash flows: The valuation model considers the present value of expected payment, discounted using a risk-adjusted discount rate. The expected payment is determined by considering the possible scenarios of gross profit threshold, receiving marketing authorizations and ensuring continuity of supply of the products, the amount to be paid under each scenario and the probability of each scenario.

Gross profit thresholds for 15 months ending December 2015 and the twelve months ending December 2016, subject to a cap of £7 million and £4 million respectively.
Discount rate of 12%.
Purchase consideration of £2 million and £12.4 million paid in January 2016 and March 2016 which reduced the fair value.
The estimated fair value would decrease if the annual gross profit growth rates were lower. The estimated fair value would increase/decrease if market representative interest rate was higher/(lower).

[30]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Boucher & Muir purchase consideration
The Company assumed the Boucher & Muir purchase contingent consideration on the acquisition of Concordia International. Discounted cash flows: The valuation model considers the present value of expected payment, discounted using a risk-adjusted discount rate. The expected payment is determined by considering the possible scenarios of EBITDA threshold, the amount to be paid under each scenario and the probability of each scenario.
	EBITDA thresholds for 12 months ending June 2016 and 2017, subject to a cap of Australian Dollar 3 million per year. Discount rate of 12%.	The estimated fair value would decrease if: the EBITDA amounts were lower. The estimated fair value would increase/decrease if market representative interest rate was higher/(lower).
Primegen purchase consideration
The Company assumed the Primegen purchase contingent consideration on the acquisition of Concordia International. Discounted cash flows: The valuation model considers the present value of expected payment, discounted using a risk-adjusted discount rate. The expected payment is determined by considering the possible scenarios of receiving marketing authorizations and ensuring continuity of supply of the products, the amount to be paid under each scenario and the probability of each scenario.

Revenue thresholds, excluding milestone for Nefopam revenues, for 12 months ending June 2016 subject to a cap of £10 million, revenue thresholds for Nefopam for 12 months ending June 2016 subject to a cap of £2.5 million, approval of launch ready marketing authorizations subject to a cap of £10 million and revenue share on Nefopam - 25% of all sales achieved above £2.5m for each of the first 3 years after launch of product.
Discount rate of 12%.
The Company made a payment of £12.5 million in the second quarter of 2016 for the approval of marketing authorizations and meeting certain revenue targets, and £10 million in August 2016 toward exist product sales which reduced fair value.

The estimated fair value would decrease if: the annual revenue growth rates were lower and marketing authorisations are not granted. The estimated fair value would increase/decrease if market representative interest rate was higher/(lower).

[31]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Products Acquisition purchase consideration
As part of the consideration for the Products Acquisition, the Company is obligated to pay a maximum cash earn-out of £7 million if certain performance and supply targets are achieved. Discounted cash flows: The value model considers the present value of expected payment, discounted using a risk-adjusted discount rate.
	EBITDA threshold for 7 months ending January 31, 2017, subject to a cap of £7 million. Discount rate of 12%.	The estimated fair value would decrease if: the EBITDA amounts were lower. The estimated fair value would increase/decrease if market representative interest rate was higher/(lower).
Derivative financial instruments
On August 17, 2016, the Company entered into a Currency Swap (refer to Note 11). Discounted cash flows are used to value the Currency Swap. The regression valuation model uses USD forward rates relative to GBP, interest rates, credit spreads and credit default rates, among other market factors.

The Company has an obligation to pay GBP £296,930 over the term of the contract maturing on April 15, 2023, at an interest rate of 10.294%.
The Company will receive USD $382,000 over the term of the contract maturing on April 15, 2023, at an interest rate of 10.650%.
USD to GBP exchange rate of 1.2865 at inception of the contract on August 17, 2016.
USD to GBP exchange rate of 1.2972 at September 30, 2016.

The estimated fair value would increase/decrease if the market representative interest rate was (lower)/higher.

The estimated fair value would increase/decrease if the USD to GBP exchange rate was higher/(lower).

Reconciliation of Level 3 fair values

The following table presents movement from the opening balance to the closing balances for Level 3 fair values:

Purchase consideration
Balance as at January 1, 2016	292,942
Paid during the period	(56,587)
Additional purchase consideration during the period (Note 4)	8,777
Recognized in consolidated statement of income (loss)	14,679
Impact of foreign exchange	(23,539)
Balance as at September 30, 2016	236,272
20. Capital Management

The Company’s capital management objectives are to safeguard its ability to provide returns for shareholders and benefits for other stakeholders, by ensuring it has sufficient cash resources to fund its activities, to pursue

[32]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

its commercialization efforts and to maintain its ongoing operations. The Company includes long-term debt and shareholders’ equity in the definition of capital.
The below table sets forth the Company’s capital structure:

As at	Sep 30, 2016	Dec 31, 2015
Long-term debt	3,242,889	3,321,326
Shareholders' Equity	301,049	1,156,208
	3,543,938	4,477,534
21. Segmented Reporting

Operating Segments

Following the Concordia International Acquisition in October 2015 the Company reorganised its reportable segments. The Company now has three reportable operating segments: Concordia North America, Concordia International and Orphan Drugs, as well as a Corporate cost centre. In December 2015, the Company discontinued the SHD Division, previously operated through CMH, which was previously accounted for as its own segment. A brief description of each is as follows:
Concordia North America
Formerly the Legacy Pharmaceuticals Division, the Concordia North America segment has a diversified product portfolio that focuses primarily on the United States pharmaceutical market. These products include, but are not limited to, Donnatal® for the treatment of irritable bowel syndrome; Zonegran® for the treatment of partial seizures in adults with epilepsy; Nilandron® for the treatment of metastatic prostate cancer; Lanoxin® for the treatment of mild to moderate heart failure and atrial fibrillation; and Plaquenil® for the treatment of lupus and rheumatoid arthritis. Concordia North America’s product portfolio consists of branded-products and authorized generic contracts. The segment’s products are manufactured and sold through an out-sourced production and distribution network.
Concordia International
Concordia International is comprised of the Concordia International group of companies acquired by Concordia on October 21, 2015, which consists of a diversified portfolio of branded and generic products that are sold to wholesalers, hospitals and pharmacies in over 100 countries. Concordia International specializes in the acquisition, licensing and development of off-patent prescription medicines, which may be niche, hard to make products. The segment’s over 190 molecules are manufactured and sold through an out-sourced manufacturing network and marketed internationally through a combination of direct sales and local distribution relationships. Concordia International mainly operates outside of the North American marketplace.
Orphan Drugs
The Company’s Orphan Drugs segment is intended to provide growth opportunities through the expansion into new indications and new markets for existing or acquired orphan drugs. In its initial execution of its orphan drug strategy, the Company, through its subsidiaries, acquired the orphan drug, Photofrin®. Today, Photofrin® is the primary focus of the Orphan Drugs segment. Photofrin® is FDA approved and has orphan drug status in respect of esophageal cancer and high-grade dysplasia in Barrett’s esophagus. In addition, Photofrin® is FDA approved for the treatment of non-small cell lung cancer. Concordia's Orphan Drug segment uses a third party supply chain to produce and distribute Photofrin®, except for distribution in the U.S. territory, which distribution is completed by an affiliate. In addition to the approved Orphan indications for Photofrin®, the Company is focusing on the use of Photofrin® for the treatment of lung cancer in line with its approved indication.

[33]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Corporate
The Corporate cost centre represents certain centralized costs including costs associated with the Company's head office in Canada and costs associated with being a public reporting entity.

The following tables set forth operating income (loss), goodwill, total assets and total liabilities by reportable operating segment for the three and nine month periods ended September 30, 2016 and 2015.

	Concordia North America	Concordia International	Orphan Drugs	Corporate	Three month period ended September 30, 2016

Revenue	45,474	137,438	2,592	—	185,504
Cost of sales	6,532	41,185	753	—	48,470
Gross profit	38,942	96,253	1,839	—	137,034

Operating expenses
General and administrative	1,910	6,630	647	5,217	14,404
Selling and marketing	4,397	5,819	807	—	11,023
Research and development	1,663	5,873	1,133	—	8,669
Acquisition related, restructuring and other	860	618	—	2,773	4,251
Share based compensation	6	—	—	10,063	10,069
Amortization of intangible assets	10,376	31,924	410	5	42,715
Impairment	3,062	—	—	—	3,062
Depreciation expense	15	453	4	56	528
Change in fair value of purchase consideration	—	(473)	617	(467)	(323)
Total operating expenses	22,289	50,844	3,618	17,647	94,398

Operating income (loss), continuing operations	16,653	45,409	(1,779)	(17,647)	42,636

[34]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Concordia North America	Concordia International	Orphan Drugs	Corporate	Three month period ended September 30, 2015

Revenue	90,643	—	2,362	—	93,005
Cost of sales	7,582	—	470	—	8,052
Gross profit	83,061	—	1,892	—	84,953

Operating expenses
General and administrative	2,022	—	509	3,146	5,677
Selling and marketing	4,878	—	684	—	5,562
Research and development	926	—	1,412	—	2,338
Acquisition related, restructuring and other	859	—	485	5,308	6,652
Share based compensation	56	—	181	5,022	5,259
Exchange listing expenses	—	—	—	326	326
Amortization of intangible assets	13,850	—	410	—	14,260
Depreciation expense	11	—	—	22	33
Change in fair value of purchase consideration	(360)	—	647	—	287
Total operating expenses	22,242	—	4,328	13,824	40,394

Operating income (loss), continuing operations	60,819	—	(2,436)	(13,824)	44,559

[35]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Concordia North America	Concordia International	Orphan Drugs	Corporate	Nine month period ended September 30, 2016

Revenue	208,913	428,828	8,010	—	645,751
Cost of sales	28,970	140,079	2,209	—	171,258
Gross profit	179,943	288,749	5,801	—	474,493

Operating expenses
General and administrative	5,849	19,639	2,041	15,358	42,887
Selling and marketing	15,102	20,327	2,455	—	37,884
Research and development	5,323	18,688	3,093	—	27,104
Acquisition related, restructuring and other	860	8,392	13	6,394	15,659
Share based compensation	(47)	—	—	27,362	27,315
Amortization of intangible assets	40,480	99,956	1,230	5	141,671
Impairment	570,138	—	—	—	570,138
Depreciation expense	37	1,242	4	144	1,427
Change in fair value of purchase consideration	—	4,365	2,677	7,248	14,290
Total operating expenses	637,742	172,609	11,513	56,511	878,375

Operating income (loss), continuing operations	(457,799)	116,140	(5,712)	(56,511)	(403,882)

[36]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Concordia North America	Concordia International	Orphan Drugs	Corporate	Nine month period ended September 30, 2015

Revenue	194,074	—	8,242	—	202,316
Cost of sales	16,534	—	1,579	—	18,113
Gross profit	177,540	—	6,663	—	184,203

Operating expenses
General and administrative	6,641	—	1,726	9,649	18,016
Selling and marketing	10,575	—	1,916	—	12,491
Research and development	3,204	—	4,926	—	8,130
Acquisition related, restructuring and other	1,657	—	479	17,472	19,608
Share based compensation	133	—	257	9,841	10,231
Exchange listing expenses	—	—	—	900	900
Amortization of intangible assets	32,950	—	1,230	—	34,180
Depreciation expense	32	—	21	52	105
Change in fair value of purchase consideration	(16)	—	1,920	—	1,904
Total operating expenses	55,176	—	12,475	37,914	105,565

Operating income (loss), continuing operations	122,364	—	(5,812)	(37,914)	78,638

[37]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Concordia North America	Concordia International	Orphan Drugs	Corporate	Total
As at					Sep 30, 2016
Goodwill, continuing operations	—	718,811	27,966	—	746,777

Total assets, continuing operations	1,079,468	3,024,605	77,801	44,340	4,226,214

Total liabilities, continuing operations	30,465	543,194	37,311	3,317,420	3,928,390

As at					Sep 30, 2015
Goodwill, continuing operations	8,739	—	27,966	—	36,705

Total assets, continuing operations	1,802,128	—	74,923	573,709	2,450,760

Total liabilities, continuing operations	13,078	—	27,176	1,390,061	1,430,315

Geographic Segments
The following table sets forth revenue by geographic location (excluding inter-company transactions):

For the three month period ended					Sep 30, 2016
	Barbados	Canada	United States	United Kingdom	All other countries	Total
Revenue	45,945	—	2,121	94,064	43,374	185,504

For the three month period ended					Sep 30, 2015
	Barbados	Canada	United States	United Kingdom	All other countries	Total
Revenue	90,643	—	2,362	—	—	93,005

For the nine month period ended					Sep 30, 2016
	Barbados	Canada	United States	United Kingdom	All other countries	Total
Revenue	209,702	—	7,221	299,840	128,988	645,751

For the nine month period ended					Sep 30, 2015
	Barbados	Canada	United States	United Kingdom	All other countries	Total
Revenue	194,074	—	8,242	—	—	202,316

[38]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Product Revenue by Category

Concordia North America and Orphan Drug

	Three months ended		Nine months ended
	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
Branded	38,216	76,286	151,144	175,559
Authorised Generics and other	9,850	16,719	65,779	26,757
Total	48,066	93,005	216,923	202,316

Concordia International

	Three months ended		Nine months ended
	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
Branded	48,695	—	147,161	—
Generics	88,743	—	281,667	—
Total	137,438	—	428,828	—

The following table sets forth assets and liabilities by geographic location (excluding inter-company balances and investments in subsidiaries):

[39]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

As at	Sep 30, 2016
	Barbados	Canada	United States	United Kingdom	All other countries	Total

Current assets	129,936	43,482	10,316	160,485	133,025	477,244
Non-current assets	1,002,922	858	14,095	1,633,607	1,097,488	3,748,970
Total assets, continuing operations	1,132,858	44,340	24,411	1,794,092	1,230,513	4,226,214

Current liabilities	33,755	111,613	1,139	281,043	39,423	466,973
Non-current liabilities	32,882	3,205,807	—	196,345	26,383	3,461,417
Total liabilities, continuing operations	66,637	3,317,420	1,139	477,388	65,806	3,928,390

As at	Dec 31, 2015
	Barbados	Canada	United States	United Kingdom	All other countries	Total

Current assets	131,503	30,836	11,853	176,297	131,706	482,195
Non-current assets	1,611,628	1,683	14,591	2,057,300	1,108,393	4,793,595
Total assets, continuing operations	1,743,131	32,519	26,444	2,233,597	1,240,099	5,275,790

Current liabilities	44,159	104,963	1,146	326,330	32,774	509,372
Non-current liabilities	—	3,319,920	—	241,771	54,735	3,616,426
Total liabilities, continuing operations	44,159	3,424,883	1,146	568,101	87,509	4,125,798
22. Directors and key management compensation

Compensation, consisting of salaries, bonuses, other benefits and director fees to key management personnel and directors for the three and nine month periods ended September 30, 2016 amounted to $1,364 and $3,999, respectively (2015 – $865 and $4,765).

Share based compensation expense recorded for key management and directors, for the three and nine month periods ended September 30, 2016 amounted to $4,666 and $11,509, respectively (2015 – $2,740 and $5,091). The stock based compensation for the period includes the accelerated vesting of stock options and RSUs held by the former Chief Financial Officer.

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Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

23. Nature of expenses

The nature of expenses included in cost of sales and operating expenses are as follows:

	Three months ended		Nine months ended
	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
Production, manufacturing and distribution costs	48,470	8,052	171,258	18,113
Salaries, bonus and benefits	12,496	3,543	29,701	9,265
Sales and marketing expenses	8,131	5,562	32,050	12,069
Research and development expenses	6,667	2,338	23,062	8,130
Share-based compensation	10,069	5,259	27,315	10,231
Amortization and depreciation	43,243	14,293	143,098	34,285
Impairments	3,062	—	570,138	—
Change in fair value of purchase consideration	(323)	287	14,290	1,904
Professional fees including acquisition and restructuring	7,928	6,729	26,751	21,455
Travel expenses	1,423	1,050	4,797	3,046
Rent and facilities	700	120	2,027	476
Other expenses	1,002	1,213	5,146	4,704
Total	142,868	48,446	1,049,633	123,678
24. Discontinued operations

In December 2015, the Company decided to wind down operations of its former SHD Division and its subsidiary CMH which distributed diabetes testing supplies and other healthcare products. The Company is still in the process of completing the legal liquidation of the SHD Division.

Net income (loss) from the discontinued operation include:

	Three months ended		Nine months ended
	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
Revenue	—	1,908	23	6,546
Expenses	—	10,818	511	8,165
Pre-tax (loss) income from discontinued operation	—	(8,910)	(488)	(1,619)
Income tax (recovery) expense	(216)	(2,983)	(275)	(271)
Net income (loss) from discontinued operation	216	(5,927)	(213)	(1,348)

Assets and liabilities of the discontinued operation classified as other assets and other liabilities in the unaudited condensed consolidated balance sheet include:

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Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

As at	Sep 30, 2016	Dec 31, 2015
Current assets	3,481	6,469
Other assets	3,481	6,469

Trade and other payables	256	253
Other liabilities	256	253
25. Non-cash working capital

Changes in non-cash working capital is comprised:

	Nine months ended
	Sep 30, 2016	Sep 30, 2015
Accounts receivable	6,158	(47,246)
Inventory	(11,574)	(4,976)
Prepaid expenses and other current assets	5,050	(12,786)
Accounts payable and accrued liabilities	(21,939)	16,366
Provisions	(10,272)	9,802
Other liabilities	(86)	110
Royalties payable	—	(2,961)
Changes in non-cash working capital	(32,663)	(41,691)

26. Subsequent events
Issuance of Senior Secured First Lien Notes
On October 13, 2016, the Company issued $350 million of Senior Secured First Lien Notes (the “Secured Notes”). The Secured Notes have a term of five and a half years maturing on April 1, 2022. The Notes bear an interest rate of 9% per annum paid semi-annually and issued at par.
Cross Currency Swap entered into on November 1, 2016
On November 1, 2016, the Company entered into a cross currency swap contract to fix the payments associated with the Senior Notes described above, payable in USD for a fixed amount of GBP. The notional amount of this cross currency swap contract is $350 million or approximately GBP 286.6 million, with a maturity of April 2022.

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